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                             September 30, 2020

       William Cai
       Partner
       Wilshire Phoenix Funds LLC
       2 Park Avenue, 20th Floor
       New York, NY 10016

                                                        Re: United States Gold
& Treasury Investment Trust
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            September 10, 2020
                                                            File No. 333-235913

       Dear Mr. Cai:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2020 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Rebalancing of the Trust's Assets, page 37

   1. We note your disclosure throughout that on each Rebalance Date, following the calculation of the
weighting of the components of the Index, the Trust shall rebalance the
                                                        Trust's holdings in
Physical Gold, cash and/or short-term duration U.S. Department of the
                                                        Treasury securities in
order to closely replicate the Index. Please revise to describe the circumstances when
there would be a high weighting of cash and/or short-term duration
                                                        U.S. Department of the
Treasury securities.
       Creation and Redemption of Shares, page 47

   2. We note your disclosure that you require all cash creations and redemptions with no
 William Cai
Wilshire Phoenix Funds LLC
September 30, 2020
Page 2
         option for the commodity. Please revise to disclose whether this will cause the Trust to incur costs that would not be incurred if the creations and redemptions were made in kind
         (for example purposes only, costs associated with buying and selling physical gold and short-term duration U.S. Department of the Treasury securities). If so, and to the extent not offset by the transaction fee payable by the Authorized Participant, please revise to clearly disclose these costs and clarify whether they will decrease NAV. In addition, please disclose how the Trust obtains cash needed for redemption payments. To the extent the Trust liquidates positions to fund redemptions, please disclose how the Trust determines which positions to liquidate.
U.S. Federal Income Tax Considerations, page 74

3. Please revise the introductory paragraph to clarify that the discussion is of material tax consequences, not merely certain tax consequences. Please refer to
Section III.C.1 of
         Staff Legal Bulletin No. 19 for guidance.
4. We note that counsel appears to be delivering a short-form tax opinion, which references the opinion as stated in the prospectus. Accordingly, please revise your prospectus to state that the disclosure in the tax consequences section represents the opinion of counsel.
         Alternatively, please have counsel revise to provide a long-form opinion. Please refer to
         Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.
Exhibit A: Index of Defined Terms, page 84

5. We note that you have revised your disclosure to indicate that the Trust will have no assets other than (a) Physical Gold and (b) cash and/or cash equivalents. We further note that you define "cash equivalents" as short-term duration U.S. Department of the Treasury securities. As "cash equivalents" is generally understood to also include other securities in addition thereto, please consider revising to use a more specific term. Please also revise to provide clear cover page disclosure regarding the assets that the Trust will hold.
        You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Michael
Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-
3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.



FirstName LastNameWilliam Cai                                   Sincerely,
Comapany NameWilshire Phoenix Funds LLC
                                                                Division of
Corporation Finance
September 30, 2020 Page 2                                       Office of
Finance
FirstName LastName